November 4, 2005

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and

  Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549-3651

Re:	Boardwalk Pipeline Partners, LP
Amendment No. 4 to Registration Statement on Form S-1
Filed on October 31, 2005
File No. 333-127578

Dear Mr. Owings:

On behalf of Boardwalk Pipeline Partners, LP (the “Registrant”), in this letter we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 3, 2005 (the “Comment Letter”), with respect to Amendment No. 4 to the above captioned filing. For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas	666 Fifth Avenue, 26th Floor, New York, NY 10103-0040
Dubai Houston London Moscow New York Tokyo Washington	Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

Recent Developments, page 2

1.	We note your disclosure that certain municipalities and local distribution companies that were impacted by hurricanes Katrina and Rita are primarily served under firm transportation and storage contracts and, as a result, are still obligated to pay capacity reservation charges notwithstanding the reduced throughput. Please tell us, and, disclose if material, the amount of receivables that you have recorded under such contracts that are outstanding as of September 30, 2005 here and under “Risk Factors” on page 24. Additionally, please disclose the portion of the $366 million of capacity revenue charges you expect to earn from these impacted customers during the twelve months ended September 31, 2006 under “Risk Factors” on page 24 and “Cash Distribution Policy and Restrictions on Distributions” under the subheading “Assumptions and Considerations” on page 55. Further, please provide like disclosure within your “Management’s Discussion and Analysis and Results of Operations” for the nine months ended September 30, 2005.

Response: The Registrant has not specifically described the amount of receivables or revenues from its customers materially impacted by hurricanes Katrina and Rita as of and for the periods ended September 30, 2005 because it believes that such amounts are immaterial. Nevertheless, though the amounts were immaterial, the Registrant did disclose amounts with respect to Entergy New Orleans because Entergy is a well-known company and Entergy New Orleans’ bankruptcy received substantial publicity. These amounts are disclosed on page 3 of “Recent Developments” as a $0.3 million decrease in Receivables trade and an increase in the same amount in Administrative and general costs.

The actual amounts related to all materially impacted customers, including Entergy New Orleans, are as follows: At September 30, 2005, the amount of receivables owed to the Registrant by such customers materially impacted by hurricane Katrina, of which there were six, was approximately $271,557.00 for services rendered in August 2005. As of October 31, 2005, $27,387.00 of the $271,557.00 receivables amount remained outstanding. In addition, these six customers were invoiced approximately $220,894.00 during October 2005 for services rendered in September 2005, of which $170,279.00 remains outstanding. The majority of this $170,279.00 balance, $143,052.00, is owed by Entergy New Orleans, which filed for bankruptcy protection on September 23, 2005. Entergy New Orleans has not paid its pre-petition September 2005 receivable balance owed to the Registrant ($143,052.00), but is current in its payment of post-petition amounts owed to the Registrant. There are no past due receivables for the customers materially impacted by hurricane Rita, of which there were three.

Of the nine materially impacted customers, only revenues in respect of Entergy New Orleans were included in the estimated revenues from capacity reservation charges for the twelve months ending September 30, 2006. These revenues from Entergy New Orleans account for approximately $4.2 million of the $366 million of capacity reservation revenue that we expect to receive during such period. The loss of Entergy New Orleans as a customer is not viewed as likely. Moreover, as described on page 3 of “Summary” and on page 57 of the “Assumptions and Considerations” section, any capacity available on the Registrant’s system as a result of reduced throughput by this customer would be available to be sold to other customers. The fact that Entergy New Orleans is current in post petition payments, the relatively small amount of firm capacity revenues expected from Entergy New Orleans and the potential for offsetting revenues from other customers utilizing Entergy New Orleans’ unused throughput capacity leads the Registrant to believe that additional specific disclosure is unnecessary.

Cash Distribution Policy and Restrictions on Distributions, page 45

Limitations on Our Ability to Make Quarterly Distributions, page 45

2.	We note your responses to comments 3 and 4 in our letter dated October 28, 2005, and we note the additional discussion of the debt covenant ratios. Please also disclose, here and in your tables, that a default on the payment of any indebtedness in excess of $25 million will also limit your ability to make distributions, as stated on page 37. Please similarly revise your Management’s Discussion and Analysis disclosure on page 87 under “Events of Default.”

Response: We will revise the prospectus accordingly by inserting the following language:

“In addition, a default by us on the payment of any indebtedness in excess of $25.0 million constitutes an event of default under our credit agreement and we would be prohibited from making distributions.”

on page 45 after the sentence beginning “Our credit agreement will…”; on page 52 and on page 54 as the last sentence in footnote (h) and (m), respectively; and by replacing “A specified amount” with “$25.0 million” on page 87.

Exhibit 1.1 Form of Underwriting Agreement

3.	We note that Section 7(n)(iv) of the underwriting agreement provides that the obligation of the underwriters to purchase shares may be terminated upon the occurrence of “a change in general economic, political or financial conditions.” Please note that market out clauses which permit an underwriter to terminate its obligation to purchase the offered securities based on the occurrence of nonmaterial events affecting the issuer or the securities markets in general are inappropriate in the context of a firm commitment underwriting. Please revise or advise us.

Response: We have revised Section 7(n)(iv) of the underwriting agreement so that it now reads as follows:

“Subsequent to the execution and delivery of this Agreement there shall not have occurred any of the following: (i) trading in securities generally on the NYSE or the American Stock Exchange or in the over-the-counter market, or trading in any securities of the Partnership or any other BPHC Party on any exchange or in the over-the-counter market, shall have been suspended or materially limited, the settlement of such trading generally shall have been materially disrupted or minimum prices shall have been established on any such exchange or such market by the Commission, by such exchange or by any other regulatory body or governmental authority having jurisdiction, (ii) a banking moratorium shall have been declared by federal or state authorities, (iii) the United States shall have become engaged in hostilities, there shall have been an escalation in hostilities involving the United States or there shall have been a declaration of a national emergency or war by the United States or (iv) a material adverse change in general economic, political or financial conditions, including, without limitation, changes resulting from terrorist activities or any other calamity or crisis after the date hereof or from the effect of international conditions on the financial markets in the United States, that would make it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the public offering or delivery of the Units being delivered on such Delivery Date on the terms and in the manner contemplated herein and in the Prospectus.” (emphasis added)

We appreciate the Staff’s prompt review of our previous amendment.

Please direct any questions that you have with respect to the foregoing or with respect to the amended Registration Statement to Michael Swidler at (212) 237-0020, Ashley Geller at (212) 237-0281 or Ramey Layne at (212) 237-0135.

Very truly yours,

Vinson & Elkins L.L.P.

By:	/S/ MICHAEL SWIDLER
Michael Swidler

cc:	Peggy Kim (Securities and Exchange Commission)
John Cannarella (Securities and Exchange Commission)
William Choi (Securities and Exchange Commission)
David Mittelman (Securities and Exchange Commission)
William J. Cooper (Underwriter’s counsel)
W. Douglas Field (Issuer)